SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Trinity Industries, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

896522-10-9

(CUSIP Number)

Craig J. Duchossois

TIC I, LLC

TIC II, LLC

TCMC, Inc.

845 Larch Avenue

Elmhurst, Illinois 60126

(603) 279-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

TIC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (See Item 5)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0 (See Item 5)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (See Item 5)
14	TYPE OF REPORTING PERSON*

OO

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

TIC II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (See Item 5)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0 (See Item 5)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (See Item 5)
14	TYPE OF REPORTING PERSON*

OO

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

TCMC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

600,000 (See Item 5)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

600,000 (See Item 5)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% (See Item 5)
14	TYPE OF REPORTING PERSON*

CO

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Craig J. Duchossois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

17,150 (See Item 5)
8 SHARED VOTING POWER

600,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

17,150 (See Item 5)
10 SHARED DISPOSITIVE POWER

600,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,150 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% (See Item 5)
14	TYPE OF REPORTING PERSON*

IN

This Schedule 13D/A Amendment No. 4 amends the Schedule 13D of Craig J. Duchossois and TCMC, Inc. (formerly known as Thrall Car Management Company, Inc.) filed on August 13, 2001, as amended by Schedule 13D/A Amendment No. 1 of Craig J. Duchossois, TIC I, LLC (formerly known as Thrall Investment Company, L.L.C.) and TCMC, Inc. filed on October 26, 2001, by Schedule 13D/A Amendment No. 2 of Craig J. Duchossois, TIC I, LLC, TIC II, LLC (formerly known as Thrall Investment Company II, L.L.C.) and TCMC, Inc. filed on August 1, 2002, and by Schedule 13D/A Amendment No. 3 of Craig J. Duchossois, TIC I, LLC, TIC II, LLC and TCMC, Inc. filed on December 23, 2004, relating to the beneficial ownership of shares of Trinity Industries, Inc.

This Schedule 13D/A Amendment No. 4 is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and shall refer only to the information that has materially changed since the filing of Schedule 13D/A Amendment No. 3 filed on December 23, 2004.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Craig J. Duchossois owns 15,150 shares of common stock, par value $1.00 per share (the “Common Stock”), of Trinity Industries, Inc. (the “Issuer”) and 2,000 restricted stock units, which restricted stock units may be converted into Common Stock. The restricted stock units are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by Mr. Duchossois.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Pursuant to the terms of an Underwriting Agreement dated March 6, 2006 (the “Underwriting Agreement”) among the Issuer, TIC I, LLC (“TIC I”), TIC II, LLC (“TIC II”) and J.P. Morgan Securities Inc. (the “Underwriter”), TIC I and TIC II sold to the Underwriter an aggregate of 3,650,000 shares of Common Stock of the Issuer at a price of $53.06 (net of underwriting discounts and commissions), in a public offering of Common Stock registered pursuant to the Issuer’s Registration Statement on Form S-3 (Registration No. 333-132225) (the “Offering”). The sale of the shares offered pursuant to the Offering was completed on March 10, 2006. TIC I and TIC II consummated the transaction described herein for investment purposes.

One of the Reporting Persons, Craig J. Duchossois, was a member of the board of directors of the Issuer until March 7, 2006, when he resigned from the board. Although no Reporting Person has any specific plan or proposal to acquire or dispose of shares of Common Stock of the Issuer, consistent with its investment purpose, each Reporting Person at any time and from time to time may, subject to applicable and legal contractual restrictions, acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock in privately negotiated transactions, open market purchases or sales or otherwise. No Reporting Person has made a determination regarding the maximum or minimum shares of Common Stock that it may hold at any point in time.

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Except to the extent the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

The information set forth in this Item 4 is qualified in its entirety by the provisions of the Underwriting Agreement which is filed as Exhibit 6 hereto and incorporated by reference herein. See Item 6 below.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The response to Item 6 is incorporated herein by this reference.

As of March 10, 2006, each Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. After the transaction described in Item 4 above, TIC I and TIC II beneficially owned no shares of Common Stock.

For the purposes of Rule 13d-3, as promulgated under the Securities Exchange Act of 1934, as amended, TCMC, Inc. (“TCMC”) beneficially owns, and has sole voting and disposition power of, 600,000 shares of Common Stock, or approximately 1.2% of the outstanding shares of the Issuer (based on a total of 49,490,350 shares of Common Stock outstanding as reported as of January 31, 2006 pursuant to the Issuer’s Prospectus for the offering of up to 3,650,000 shares of Common Stock dated March 6, 2006 filed pursuant to Rule 424(b)(4) (Registration No. 333-132225) (the “Outstanding Shares”)). The names of and information with respect to the directors, executive officers and control persons of TCMC are set forth on Appendix A to this Schedule 13D, which is incorporated herein by this reference.

Craig J. Duchossois beneficially owns, and has sole voting and disposition power of, 17,150 shares of Common Stock, including 2,000 restricted stock units that may be converted into Common Stock. By virtue of his ability to vote a majority of the outstanding shares of TCMC, as described on Appendix A, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 600,000 shares of Common Stock held of record by TCMC, and therefore such shares are reported herein as shares for which Mr. Duchossois has shared voting and dispositive power. As a result, Mr. Duchossois may be deemed to beneficially own 617,150 shares of Common Stock, or approximately 1.2% of the Outstanding Shares of the Issuer. Mr. Duchossois disclaims beneficial ownership of the 600,000 shares not owned of record by him.

Except as disclosed herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.

7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Offering, TIC I and TIC II entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale by TIC I and TIC II to the Underwriter of an aggregate of 3,650,000 shares of Common Stock of the Issuer at a price of $53.06 (net of underwriting discounts and commissions) and contains representations, warranties and indemnities by the Issuer, TIC I, TIC II and the Underwriter and other provisions customarily included in underwriting agreements relating to offerings of this type. The sale of the shares offered pursuant to the Offering was completed on March 10, 2006.

The Underwriting Agreement also provides that, for a period of 30 days and subject to the limitations set forth therein, neither TIC I or TIC II will offer, sell, contract to sell or otherwise dispose of any securities of the Issuer that are substantially similar to the Common Stock of the Issuer. Also, in connection with the Offering, TCMC entered into an agreement (the “Lock-Up Agreement”), which agreement is attached as Annex 3 to the Underwriting Agreement and incorporated by reference herein, with the Underwriter pursuant to which TCMC agreed that, for a period of 30 days and subject to the limitations set forth therein, it would not offer, sell, contract to sell or otherwise dispose of any securities of the Issuer that are substantially similar to the Common Stock of the Issuer.

This summary of the Underwriting Agreement and the Lock-Up Agreement entered into in conjunction with the Offering is qualified in its entirety by the full terms and conditions of the Underwriting Agreement and Lock-Up Agreement. For a copy of the form of the Underwriting Agreement, including the Form of Lock-Up Agreement attached as Annex 3 thereto, see Exhibit 1.1 to the Form 8-K (File No. 001-06903), filed by the Issuer with the Securities and Exchange Commission on March 7, 2006, which agreements are incorporated herein by reference.

Except as described in Items 4 and 6 above or as described in this Schedule 13D, including the amendments hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

8

Item 7. Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to the Schedule 13D.

Exhibit No.	Description
6	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Form 8-K (File No. 001-06903) filed on March 7, 2006)

9

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006	TIC I, LLC

	By:	/s/ David L. Filkin
	Name:	David L. Filkin
	Title:	Secretary

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006	TIC II, LLC

	By:	/s/ David L. Filkin
	Name:	David L. Filkin
	Title:	Secretary

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006	TCMC, Inc.

	By:	/s/ David L. Filkin
	Name:	David L. Filkin
	Title:	Secretary

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006	/s/ David L. Filkin
David L. Filkin, Attorney-in-Fact
for Craig J. Duchossois

Appendix A is hereby amended to read in its entirety as follows:

APPENDIX A

CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS OF TCMC, INC.

Set forth below are the names, positions with TCMC, Inc., business addresses and principal occupations of the directors and executive officers of TCMC, Inc. Each individual is a United States citizen.

Names, Positions and Business Addresses	Present Principal Occupation

Craig J. Duchossois Chairman and President 845 Larch Avenue Elmhurst, IL 60126	Chief Executive Officer of Duchossois Industries, Inc./1/

Richard L. Duchossois/2/ Director 845 Larch Avenue Elmhurst, IL 60126	Chairman of Duchossois Industries, Inc./1/

Robert L. Fealy Vice President 845 Larch Avenue Elmhurst, IL 60126	Chief Financial Officer of Duchossois Industries, Inc./1/

David L. Filkin, Esq. Secretary 845 Larch Avenue Elmhurst, IL 60126	Vice President, General Counsel and Secretary of Duchossois Industries, Inc./1/

/1/	The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment, transportation and venture capital.
/2/	Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

The shares of TCMC, Inc. are owned by various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the outstanding shares of TCMC, Inc. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D. Craig J. Duchossois also holds proxies pursuant to the Voting Agreement that gives him control.